



Shift Caffeine, LLC Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $100,000

Offering End Date: May 5, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Shift Caffeine, LLC

Founded: 2019

Address: 1501 W Catalina Dr, Phoenix AZ 85015

Industry: Coffee Brewery

Employees: 1

Website: Shiftcaffeine.com

Use of Funds Allocation:

· (100%) $100,000 -Working capital

Social:

Instagram: 3.5K Followers



Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$ 59,276	$ 0.32
Cash & Cash Equivalents	$ 26,885	$ 0.32
Accounts Receivable	$ 648	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 29,970	$ 0
Revenues / Sales	$ 45,905	$ 2,332
Cost of Goods Sold	$ 12,412	$ 7,529
Taxes & Licenses	$ 0	$ 12
Net Income	$ 24,473	$ -9,982
Gross Margins	73%	-223%

Recognition:

2019
- Formed in AZ
- Produced 1st can

2020
- 1st profitable year of operations
- Trademark on Shift caffeine name and logo
- 1st collaboration drink-Shift Yeah! From Front Pourch Brewing
- The Velo Partnership- provided bikes to local families

About:

Founded in 2019, in its heart, Shift Caffeine is equal parts Coffee, Cars, Motorcycles, Bicycles, and anything else on wheels! On paper, Shift Caffeine is a new business concept you've probably never heard of - a Coffee Brewery! At Shift, we mirror the passion and hard work of beer-brewers worldwide; the difference is our end-product is deliciously smooth, canned, cold brew coffee.

Each ounce of Shift Caffeine is brewed cold in the desert heat of Phoenix, Arizona. As coffee drinkers ourselves, we couldn't find a packaged Cold Brew that tasted enough like coffee. So we strategically engineered a process and product that allows Shift Caffeine to skip the bitterness and keep the flavor - creating a strong and smooth coffee. "If you don't like Coffee then you are going to hate this!" Shift Caffeine is cold brew coffee that tastes like it drinks - coffee!

We currently offer 2 main flavors but will be releasing numerous limited seasonal flavors while adding to our list of staple flavors over the next few years. Our Flagship Cold Brew is "Turbo Black" which is a rich and complex Ethiopian Coffee. "Driving Me Coconuts" is our answer to a Flavored Cold Brew with no added dairy or sugar. It offers the same bold coffee flavor you expect from SHIFT while presenting flavors of vanilla and coconut. Both of our main flavors are Vegan. These flavors are simply water and coffee with rich flavors deriving from quality of ingredients and our brewing process.

If you're like us, you see an intimate relationship between Coffee and Cars which is why all flavors are expressed with a play on automotive terms. We want the same smile that comes from seeing a 1965 Convertible Mustang to hit your face while drinking your favorite coffee. We aim to capture the "Cars and Coffee Culture'' movement in each can. We use Coffee as a medium to illustrate a deep admiration for all things that make us smile by evoking emotions through the lens of automotive history.